Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of B2Gold Corp. of our report dated February 27, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-232158, 333-226063, 333-218710, 333-192555, 333-200228 and 333-2o6811) of B2Gold Corp. of our report dated February 27, 2020 referred to above.  We also consent to reference to us under the heading "Interest of Experts," which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 20, 2020